

Mail Stop 3720

October 22, 2008

<u>**Via U.S. Mail and Fax**</u>
Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
Shuikou, Huizhou, Guangdong
People's Republic of China 516006

> **RE:** **NIVS IntelliMedia Technology Group, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 5, 2008 and**
> **Forms 10-Q for the periods ended March 30, 2008 and June 30, 2008**
> **Filed May 7, 2008 and August 19, 2008, respectively**
> **File No. 0-52933**

Dear Mr. Li:

We have reviewed your supplemental response letter dated October 15, 2008 as well as your filing and have the following comments. As noted in our comment letter dated September 15, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the Period Ended June 30, 2008

Condensed Consolidated Balance Sheet, page 8

1. We note your response to prior comment 1. Please provide an accounting policy footnote disclosure and a brief description of the terms and conditions for accepting and holding customer deposits, including a description of any penalties, discounts or interest charges for breaches of terms and conditions, if any.

Tianfu Li
NIVS IntelliMedia Technology Group
October 22, 2008
Page 2

Note 4. Advances to Suppliers, page 20

  2. We note your response to prior comment 7. Please describe in the footnote the
      terms and conditions for advancing cash to suppliers, including a description of
      any penalties, discounts or interest charges for breaches of terms and conditions,
      if any, and advise us.

Note 6. Due from Related Parties, page 21

  3. We note your response to prior comment 10. Disclose the terms and manner of
      settlement of amounts due to/from related parties.

Other

  4. Notwithstanding the comments above, please revise your Forms 10-K and 10-Q
      for all applicable comments cited in our letters dated September 12, 2008 and
      October 20, 2008, relating to our review of your Forms S-1 and S-1/A dated
      August 13, 2008 and October 10, 2008, respectively.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10
business days or tell us when you will provide us with a response. You may contact Joe
Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch
Chief, at (202) 551-3361 if you have questions regarding comments on the financial
statements and related matters. Please contact me at (202) 551-3815 with any other
questions.

Sincerely,

Larry Spirgel
Assistant Director